Mail Stop 6010

September 17, 2007

Thomas L. Marcus
Interim Chief Executive Officer
PureDepth, Inc.
255 Shoreline Drive, Suite 610
Redwood City, California 94065

>   **Re: PureDepth, Inc.**
>   **Amendment No. 2 to Registration Statement on Form SB-2**
>   **Filed August 29, 2007**
>   **File No. 333-134571**

Dear Mr. Marcus:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Security Ownership of Certain Beneficial Owners and Management, page 40

1.   We note your response to comment 3 of our letter dated December 27, 2006. Please also identify the natural persons who beneficially own the shares held by each of the entities in your principal stockholders table in the footnotes to such table.

Selling Stockholders, page 45

2.   Although we note your disclosure in footnote 11, please identify the natural persons who beneficially own the shares held by Iroquois Master Fund Ltd.

Financial Statements

General

3.   Please update the financial statements as required by Item 310(g) of Regulation S-B.

Note 1 – Marketable Securities, page F-10

4.   Please tell us where you have provided the disclosures required by SFAS 115 for your marketable securities.

Note 8 – Stockholders' Equity, page F-20

5.   Please tell us your basis in discounting the fair value of your option and warrant grants to reflect their lack of marketability. Quantify the discounts assigned, discuss how these were determined and support the basis for any discounts assigned.

6.   Please clarify the disclosure on page F-22 that $1,840,779 of the expense related to warrants issued for services in fiscal 2007 was classified as capital raising costs and indicate whether this amount is included in stock-based compensation in the financial statements.

7.   We reference your Form 8-K filed on May 1, 2007 relating to the need to restate the previously issued financial statements for each of the quarterly periods ended April 30, 2006, July 31, 2006 and October 31, 2006 to correct certain computations relating to stock based compensation. Please tell us when you will file the restated financial statements and tell us why you have not included such re-statements in your audited financial statements in the registration statement. Refer to the requirements of SFAS 154.

Unaudited Interim Financial Statements as of April 30, 2007

Note 1 – Basis of Presentation, page F-33

8.   We re-issue our previous comment 26. The note continued to reference the Form 10-KSB filed instead of the audited financial statements included in this filing.

Form 8-K filed on August, 8, 2007

9.   We note that you are waiving registration rights which were in effect with K One
        W One Ltd. Please disclose the significant terms and conditions, including
        liquidated damages and/or penalties, relating to these registration rights and the
        related waiver in your registration statement.

Forms 10-QSB/A filed September 12, 2007

10.   We see that you have restated previously published financial statements. Please
        tell us why you did not file a Form 8-K providing the relevant disclosures under
        Item 4.02 to Form 8-K.

11.   We see that you identified several errors in the 2006 financial statements for
        which you filed amended Forms 10-QSB for the April, July and October quarters
        of that year. Under SFAS 154, the audited financial statements included in the
        Form 10-KSB for 2006 and your current SB-2/A should be restated to provide full
        disclosure about the corrections for the errors identified by management. For
        each restatement item, please ensure that your disclosure explains (1) how the
        transaction was initially recorded, (2) why management believes the initial
        accounting was incorrect, (3) the specific basis in GAAP for the revised
        accounting and (4) the quantitative impact. Refer to SFAS 154, including
        footnote 5 to that guidance. MD&A should also make disclosure about the errors.
        Please revise.

12.   Please make footnote disclosure about the reasons for and impact of the
        reclassifications to the income statement. Also clarify that the significant
        reclassification is a restatement of previously published financial statements.
        Please tell us why these are not errors that fall under the requirements of
        SFAS 154.

                                        * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment

for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy A. Fisher
Assistant Director

cc (via fax):   James M. Koshland, Esq.
                 Jenelle C. Cox, Esq.